

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Julio Murillo
Chief Executive Officer
Neolara Corp.
Contiguo a la Guardia de Asistencia Rural
San Vito, Coto Brus
Puntarenas, 60801, Costa Rica

> **Re: Neolara Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2022**
> **File No. 333-267330**

Dear Julio Murillo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022, letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to comment 1 and reissue our comment. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. We note that you have only one employee, you do not possess a patent for the "special concrete," and that you do not have any agreements in place for supplies, a factory, or contractors. We also note that you have not paid for the Futureproof Eco Solutions business, which also does not appear to have operations. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell

company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

2.   We note your response to comment 2 of our letter and reissue. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with no operations and whose only asset is a "business acquisition" for which you have not paid and for which your disclosure indicates no plan to pay. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

General Information about our Company, page 1

3.   We note your response to comment 4 of our letter. We note your disclosure that you do not yet possess the patent. Please disclose when you anticipate having the patent granted. Please clarify how you intend to protect your rights if you have others develop the product. Also, please advise why you believe local contractors will be able to create the "special concrete." Please clarify whether you have contacted manufacturers for the purpose of developing this concrete. Please add risk factor disclosure to address the impact on you if the patent is denied. Also add a risk factor to address the risk that if third parties use or claim ownership of the formula it may be difficult for you to protect yourself given that you do not currently possess the patent.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mont E. Tanner, Esq.